Exhibit 99.2

Complementary notes to the immediate report attached as Exhibit 99.1:

The Company hereby clarifies that the Bonus shall not be paid from its funds, but rather from the Previous Controlling Shareholder’s funds, and therefore, the Bonus shall not affect the Company’s cash flow at all.

The Company further clarifies that, in conformance with the accounting principles, the total Bonus shall be recorded as a capital reserve on the one hand and as a wage expense on the other hand (as a result of which, the distributable surpluses shall be reduced at the sum of the Bonus); consequently, the payment of the Bonus shall not have any impact at all on the Company’s shareholders equity.